UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Share Combination

On March 12, 2025, the board of directors of Newegg Commerce, Inc. (the “Company,” “we,” “our,” or “us”) approved a twenty-to-one share combination (commonly referred to as a reverse stock split) of the Company’s common shares, par value $0.021848 per share (the “Common Shares”). As a result of the share combination, the par value of the Common Shares will be proportionately increased to $0.43696 per share. The share combination was also approved by written consent of the controlling shareholders of the Company.

The Company expects the share combination to become effective on or around April 7, 2025, and for the Common Shares to begin trading on a combined basis on the Nasdaq Capital Market at that time. The combined Common Shares will retain the “NEGG” trading symbol, but will be assigned a new CUSIP number following the share combination.

The number of shares available for future grant under the Company’s equity incentive plans and the number of outstanding awards, the exercise price per share of outstanding stock options, warrants and restricted stock units and other terms of outstanding awards issued will be proportionately adjusted to reflect the share combination.

A copy of the Company’s press release announcing the share combination is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release, dated March 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

March 14, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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